UNICORP, INC.
5075 Westheimer Road, Suite 975
Houston, Texas 77056

                                                                                            October 11, 2007

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: John W. Madison, Esq.

Re: Unicorp, Inc.
Registration Statement on Form SB-2
File No. 333-143846

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Unicorp, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Friday, October 12, 2007, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNICORP, INC.

By: /s/ CARL A. CHASE
Name: Carl A. Chase
Title: Chief Financial Officer